Exhibit 99.7

PRESS RELEASE

Namibia: TotalEnergies increases its interests
in offshore blocks 2913B and 2912

Paris, January 10, 2024 – TotalEnergies has signed an agreement to acquire from Impact Oil and Gas Namibia (Pty) Ltd (“Impact”) an additional 10.5% participating interest in block 2913B and an additional 9.39% participating interest in block 2912, both operated by TotalEnergies in Namibia. TotalEnergies’ intention is to share this additional participating interest with its strategic partner and joint venture member QatarEnergy.

After completion of these transactions, which will be subject to customary third-party approvals from the Namibian authorities and joint venture parties, TotalEnergies would own a 45.25% interest in block 2913B containing the Venus discovery, and a 42.5% interest in block 2912. Impact will retain a 9.5% interest in each license.

As per this agreement, Impact will be reimbursed for the past costs incurred for these interests, through a $99 million payment at closing. Impact will also be carried for its remaining interests until Impact receives the first sales proceeds from hydrocarbon production, secured via a repayment mechanism based on Impact’s share of production.

“This transaction not only increases our share in the Venus discovery and remaining prospectivity on these blocks, but also represents a key step toward the development of Venus by consolidating the partnership and securing financing of all partners which will add value to all stakeholders”, said Patrick Pouyanné, Chairman and Chief Executive Officer at TotalEnergies.

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About TotalEnergies in Namibia

TotalEnergies has been present in Namibia since 1964 and employs 55 people. TotalEnergies operates two offshore exploration licenses in the Orange basin: Blocks 2912 and 2913B. TotalEnergies is also the 4th largest fuel distributor in the country, with 40 service stations. In line with its multi-energy strategy, the Company is looking for local opportunities to develop low carbon projects in the country.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).